UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10 )*

                        PHOENIX INFORMATION SYSTEMS CORP.
                   -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                  -------------------------------------------
                         (Title of Class of Securities)

                                    719077109
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                      -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.



                         Continued on following page(s)
                               Page 1 of 27 Pages
                             Exhibit Index: Page 22

________________________


*       Initial filing with respect to Soros Fund Management LLC and Mr. Stanley
        F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C Phoenix Partners

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               New York

                      7      Sole Voting Power
  Number of                         39,326,999
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           39,269,999
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Quantum Industrial Partners LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999


12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C Phoenix Holdings, L.L.C.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999


12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH Management Investor, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH Management, Inc.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 27 Pages


                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Soros Fund Management LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [ ]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Stanley F. Druckenmiller (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Winston Partners, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                            0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Chatterjee Fund Management, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 27 Pages

                                  SCHEDULE 13D

CUSIP No. 719077109



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Purnendu Chatterjee

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          39,269,999
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    39,269,999

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    39,269,999

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             56.10%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 27 Pages

Item 1.        Security and Issuer.

               This Amendment No. 10 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Phoenix Information Systems, Corp. (the "Issuer"). This Amendment No. 10 amends the initial statement on
Schedule 13D dated December 16, 1994 and all amendments thereto (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 10 is being filed by the Reporting Persons to report, among other things, an agreement between one of the Reporting Persons and Soros Fund Management LLC, a newly formed Delaware limited liability company ("SFM LLC"), pursuant to which SFM LLC has been granted investment discretion over certain portfolio investments of Quantum Industrial Partners LDC ("QIP"), including QIP's partnership interest in S-C Phoenix Partners, a New York general partnership ("Phoenix Partners") for whose account the Shares reported herein are held. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

        (i)    Phoenix Partners;

        (ii)   Quantum Industrial Partners LDC ("QIP");

        (iii)  S-C Phoenix Holdings, L.L.C. ("Phoenix Holdings");

        (iv)   QIH Management Investor, L.P. ("QIHMI");

        (v)    QIH Management, Inc. ("QIH Management");

        (vi)   SFM LLC;

        (vii)  George Soros ("Mr. Soros");

        (viii) Stanley F. Druckenmiller ("Mr. Druckenmiller");

        (ix)   Winston Partners, L.P. ("Winston");

        (x)    Chatterjee Fund Management, L.P. ("CFM"); and

        (xi)   Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                                                             Page 14 of 27 Pages

                              The Reporting Persons

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               In connection with the restructuring of the business of SFM, which will now be conducted through SFM LLC, Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of QIP.

               During the past five years, except as disclosed in the Initial Statement, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

                                                             Page 15 of 27 Pages


activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.        Source and Amount of Funds or Other Consideration.

               On March 15, 1996, Phoenix Partners and the Issuer entered into a letter agreement (the "March 1996 Letter Agreement"), a copy of which was attached as Exhibit AF to Amendment No. 8 to the Initial Statement and the terms of which are more fully described in Item 4 thereto. Pursuant to the March 1996 Letter Agreement, Phoenix Partners, among other things, purchased from the Issuer a Tranche E Note in the principal amount of $2,100,000, using the working capital or personal funds of its partners. Concurrently therewith, Phoenix Partners converted the Tranche E Note into 1,400,000 Shares at a conversion price of $1.50 per Share. Subsequently, the conversion price of the Tranche E Note decreased such that, for no additional consideration, Phoenix Partners received 325,000 additional Shares pursuant to the terms of the March 1996 Letter Agreement.

Item 4.        Purpose of Transaction.

               As of March 15, 1996, Phoenix Partners and the Issuer entered into the March 1996 Letter Agreement. Pursuant to the March 1996 Letter Agreement, Phoenix Partners purchased a Tranche E Note in the principal amount of $2,100,000 and converted such Tranche E Note into 1,400,000 Shares. A copy of the form of the Tranche E Note is attached as Exhibit AG to Amendment No. 8 to the Initial Statement. The Tranche E Note was converted into 1,400,000 Shares at a conversion price of $1.50 per Share. However, the Issuer agreed that, should it fail to meet a number of goals by the time frames specified for each goal listed in the March 1996 Letter Agreement, the conversion price would be adjusted so that the conversion will have been deemed to have occurred at a lower price, with an absolute minimum conversion price of $1.00 per Share. Upon any deemed change in the conversion price in the Tranche E Note purchased and converted on March 15, 1996, the Issuer would issue to Phoenix Partners certificates representing such additional Shares. Subsequently, Phoenix Partners and the Issuer agreed that certain of the goals had not been met in full within their specified time frame; therefore, on December 30, 1996 the Issuer issued 325,000 additional Shares as a result of the decrease in the conversion price.

               All of the Shares reported herein as having been acquired for or disposed of from the account of Phoenix Partners were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The
Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

                                                             Page 16 of 27 Pages

Item 5.        Interest in Securities of the Issuer.

               (a) Each of the Reporting Persons may be deemed a beneficial owner of 39,269,999 Shares (approximately 56.10% of the total number of Shares which would be outstanding assuming the exercise or conversion by Phoenix Partners of all of the convertible securities that it holds). This number consists of the following securities held for the account of Phoenix Partners:
(i) 15,984,999 Shares held by Phoenix Partners, (ii) 4,000,000 Shares issuable to Phoenix Partners upon exercise of the 4,000,000 warrants presently exercisable by Phoenix Partners pursuant to the terms of the Warrant Agreement,
(iii) the 2,500,000 Shares issuable to Phoenix Partners pursuant to the terms of the Second Warrant Agreement, (iv) 600,000 Shares issuable upon exercise of the 600,000 warrants issued to Phoenix Partners pursuant to the Second Conversion Warrants, (v) 345,000 Shares issuable upon exercise of the warrant issued to Phoenix Partners pursuant to the February Warrant Agreement, (vi) 140,000 Shares issuable upon conversion of 140,000 warrants issued pursuant to the Additional Warrant Agreement, (vii) 700,000 Shares issuable upon conversion of the Early Purchase Warrant, and (viii) 15,000,000 Shares issuable upon conversion of the Series C Shares.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions with respect to the Shares since the date of the last filing by any of the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons and/or other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short position in such securities.

               Except as disclosed above, the Reporting Persons and SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 17 of 27 Pages

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated January 1, 1997 by and among Phoenix Partners, Phoenix Holdings, QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Winston, CFM and Dr. Chatterjee.

               D. Power of Attorney dated December 16, 1994 granted by QIP in favor of Mr. Sean Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               E. Power of Attorney dated October 27, 1994 granted by Mr. Soros in favor of Mr. Sean Warren (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

               F. Power of Attorney dated November 18, 1994 granted by Winston in favor of Mr. Peter A. Hurwitz (filed as Exhibit J to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

               G. Power of Attorney dated November 18, 1994 granted by CFM in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

               H. Power of Attorney dated November 18 ,1994 granted by Dr. Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

               I. Letter Agreement, dated March 15, 1996, between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit AF to Amendment No. 8 to the Initial Statement and incorporated herein by reference).

               J. $2,100,000 Tranche E Note purchased from Phoenix Information Systems Corp. by S-C Phoenix Partners on March 15, 1996 (filed as Exhibit AG to Amendment No. 8 to the Initial Statement and incorporated herein by reference).

                                                             Page 18 of 27 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                  S-C PHOENIX PARTNERS

                                        By:  S-C Phoenix Holdings, L.L.C.

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Manager


                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        S-C PHOENIX HOLDINGS, L.L.C.

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Manager


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH MANAGEMENT, INC.,
                                             its general partner

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


                                        QIH MANAGEMENT, INC.


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President

                                                             Page 19 of 27 Pages


                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee, its
                                                  General Partner

                                                  By:  /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact


                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee, its
                                             General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 20 of 27 Pages


                                        PURNENDU CHATTERJEE


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 21 of 27 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


        Scott K. H. Bessent
        Walter Burlock
        Jeffrey L. Feinberg
        Arminio Fraga
        Gary Gladstein
        Robert K. Jermain
        David N. Kowitz
        Alexander C. McAree
        Paul McNulty
        Gabriel S. Nechamkin
        Steven Okin
        Dale Precoda
        Lief D. Rosenblatt
        Mark D. Sonnino
        Filiberto H. Verticelli
        Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 22 of 27 Pages

                                  EXHIBIT INDEX


                                                                        Page No.
                                                                       ---------


A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Soros in favor of Mr.  Sean C.  Warren  and Mr.  Michael  C.
     Neus................................................................. 22


B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael
     C. Neus.............................................................. 23

C.   Joint Filing  Agreement  dated  January 1, 1997 by and among
     S-C Phoenix Partners, S-C Phoenix Holdings,  L.L.C., Quantum
     Industrial Partners LDC, QIH Management Investor,  L.P., QIH
     Management,  Inc.,  Soros Fund  Management  LLC, Mr.  George
     Soros, Mr. Stanley F. Druckenmiller, Winston Partners, L.P.,
     Chatterjee   Fund   Management,   L.P.   and  Dr.   Purnendu
     Chatterjee........................................................... 24